21001221

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2021
Washington DC
416

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rayburn E. Tennent, Jr. 205-268-5559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, Suite 1800	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rayburn E. Tennent, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Distributors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAMONA M LEOPARD
My Commission Expires
August 26, 2021

STATE OF ALABAMA NOTARY PUBLIC

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index
December 31, 2020

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Investment Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Distributors, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2019.

Birmingham, Alabama
March 1, 2021

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 7,123,641
Commissions receivable	4,635,123
State income tax receivable	5,100
Federal income tax receivable	1,774
Deferred income taxes	20,508
Receivable from agents	96,179
Due from affiliates	57,257
Total assets	$ 11,939,582
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 4,635,123
Due to affiliates	96,179
Other payable	22,823
Total liabilities	4,754,125
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,649,000
Retained earnings	2,535,457
Total stockholder's equity	7,185,457
Total liabilities and stockholder's equity	$ 11,939,582

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Income
Year Ended December 31, 2020

Revenues	
Commissions	$ 82,770,940
Other revenues	441,708
Total revenues	83,212,648
Expenses	
Commissions	82,770,940
Other expenses	446,744
Total expenses	83,217,684
Loss before income tax benefit	(5,036)
Income tax benefit	(54,996)
Net Income	$ 49,960

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2020	1,000	$ 1,000	$1,249,000	$3,135,497	$ 4,385,497
Net income	-	-	-	49,960	49,960
Additional paid-in capital	-	-	3,400,000	-	3,400,000
Dividends paid	-	-	-	(650,000)	(650,000)
Balance at December 31, 2020	1,000	$ 1,000	$4,649,000	$2,535,457	$ 7,185,457

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 49,960
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Deferred income taxes	79,311
Changes in assets and liabilities	
Commissions receivable	(1,329,757)
Income tax receivable	305,672
Receivables from agents	171,952
Due from affiliates	(57,257)
Commissions payable	1,329,757
Due to affiliates	(298,954)
Other payable	12,469
Net cash provided by operating activities	263,153
Cash flows from financing activities	
Cash dividends paid to parent	(650,000)
Additional paid-in-capital from parent	3,400,000
Net cash provided by financing activities	2,750,000
Net increase in cash and cash equivalents	3,013,153
Cash and cash equivalents	
Beginning of year	4,110,488
End of year	$ 7,123,641
Supplemental disclosure of cash flow information	
Cash received for income taxes	$ 439,979

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. The Company serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC"), MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), Great West Life & Annuity Insurance Company (a subsidiary of PLICO) (GWLA) and Great West Life & Annuity Insurance Company of New York (a subsidiary of PLICO) ("GWLANY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, GWLA, GWLANY, and ZALICO, modified guaranteed annuities issued by PLICO, PLAIC, and GWLA and variable universal life products issued by PLICO, MONY, GWLA, GWLANY, and ZALICO.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing demand deposit accounts and are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2020, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Revenue Recognition

Revenues are recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Refer to Note 3 for further discussion of the Company's policies with respect to the amount and timing of revenue recognition, significant judgments involved in the measurement and recognition of revenues, and revenues disaggregated by category.

Interest Income

Interest income is primarily generated through interest earned on an interest-bearing demand deposit account and was accounted for on the accrual method.

Commissions Receivable and Receivable from Agents
Commissions receivable and receivable from agents are comprised primarily of accrued commissions receivable and advances to the Company's representatives. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the ASC Fair Value Measurement and Disclosure Topic) as of December 31, 2020, due to their short-term nature. Commissions receivable and receivable from agents are classified as Level 2 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Income Taxes
The results of operations of the Company are included in the consolidated federal tax return of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes recoverable (payable) are settled via intercompany settlements periodically, per the tax sharing agreement.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. Revenues

Revenue from contracts with customers includes commission revenues. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following tables show revenues disaggregated by category:

Commissions	
Sales Based	$ 22,929,990
Trailing	59,840,950
Other revenues	441,708
Total revenues	**$ 83,212,648**

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgments involved in determining the timing and amount of revenues.

Commission Revenues

The Company earns commissions by acting as the pass through entity for commissions paid to broker dealers for the registered products issued by related parties and ZALICO. As a result, the commission revenues are equal to commission expense. The Company does not open or maintain customer accounts.

Commission revenues for the registered products may be received at the point of sale (sales-based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement by the related parties or ZALICO.

Sales based commission revenue is generally based on a percentage of the investment at the date of product placement, and is recognized on the trade date.

Trailing commissions, including renewal commissions, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully constrained until the amount is determinable due to the investor holding the policy or shares for a given period.

Other Revenues

Other revenues primarily include distribution fees earned from PLICO and PLAIC and investment income derived from interest income on the Company's interest-bearing demand deposit account.

4. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLICO coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

The Company recorded approximately $2.3 million of commission expense in 2020 paid to ProEquities, Inc., a subsidiary of PLC.

In accordance with amendments to distribution agreements with PLICO and PLAIC, the Company receives distribution fees for its services as underwriter of the insurance products. The Company recognized $0.4 million of related revenue in 2020 under these agreements, which are included in "Other revenues".

In accordance with an administrative services agreement, the Company receives management and administrative services from PLICO, including allocations for various overhead costs. The Company recognized $0.2 million of related expenses in 2020 under this agreement, which are included in "Other expenses".

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Income), arise from these transactions as well as audit fees reimbursed to PLC.

The Company earned all of its commission revenues from affiliated life insurance companies, excluding $4.6 million of commissions from ZALICO, during the year ended December 31, 2020.

5. Income Taxes

The income tax (benefit) expense for the year ended December 31, 2020 was as follows:

Current		
Federal	$	(134,387)
State		80
Deferred		
Federal		79,635
State		(324)
	$	(54,996)

The actual income tax benefit for 2020 differed from the expected tax benefit as displayed below. Expected tax benefit was computed by multiplying the U.S. federal income tax rate of 21% to loss before provision for income tax benefit.

Computed expected tax benefit	$	(1,058)
Differences between expected and actual tax		
Rate differential to carryback years		(53,756)
State tax, net of federal benefit		(192)
Non-deductible expenses		10
Total actual tax benefit	$	(54,996)

The following table shows the significant components of the net deferred income tax asset as of December 31, 2020:

State net operating losses	$	20,508
Net deferred income tax asset	$	20,508

In management's judgement, the gross deferred income tax asset as of December 31, 2020 will more likely than not be fully realized. The state net operating losses of $20,508 begin to expire in 2034.

The Coronavirus Aid, Relief, and Economic Security Act ("The CARES" Act") was signed into law on March 27, 2020. Included in the CARES Act was an expanded five-year carryback of certain federal losses. This allowed the Company to carryback federal tax losses incurred in 2019 and 2020 to prior tax years where the federal tax rate was 35 percent. The benefit for such carrybacks is included in the current year tax provision.

The Company concluded, based on its recent history of operating income and anticipated operating income and cash flows for future periods, a valuation allowance on the gross deferred tax asset at December 31, 2020 was not required. The methodology for determining the realizability of

deferred tax assets involves estimates of future taxable income. Estimates of future taxable income generated from future operating results could change in the near term, perhaps materially, which may require the Company to provide a valuation allowance in future periods. Such allowance could be material to the Company's financial statements.

The state income tax receivable of $5,100 represents certain tax payments that occurred in prior periods that were in excess of the Company's tax liability. The Company has elected not to receive a refund, but to apply these amounts toward future tax liabilities.

As of December 31, 2020, the Company evaluated the need for the recognition of an uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2017.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had computed net capital of $2.4 million, which was $2.0 million in excess of its minimum required net capital of $0.3 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2020 was 2.01 to 1. As of and for the year ended December 31, 2020, the Company claimed an exemption from Rule 15c3-3 under Paragraph (k)(1). Customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

7. Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2020, the Company had no liabilities that were subordinated to the claims of general creditors.

8. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business, involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, may from time to time be involved in such matters. Although the outcome of any such matter cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

9. Subsequent Events

The Company has evaluated events subsequent to December 31, 2020, and through the financial statement issuance date of March 1, 2021. The Company has not evaluated subsequent events after March 1, 2021 for presentation in these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020 **Schedule I**

Net Capital	
Total stockholder's equity	$ 7,185,457
Deductions and/or charges	
Nonallowable receivables and other assets	(4,819,619)
Net capital	$ 2,365,838
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 4,635,123
Due to affiliates	96,179
Other payable	26,500
Aggregate Indebtedness	$ 4,757,802
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $5,000	$ 317,187
Excess net capital (net capital, less net capital requirement)	$ 2,048,651
Ratio: Aggregate indebtedness to net capital	2.01 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited Amended December 31, 2020 FOCUS Report filed on February 4, 2021.

See accompanying report of independent registered public accounting firm.

Investment Distributors, Inc.

(a wholly owned subsidiary of Protective Life Corporation)

Computation for Determination of Customer Reserve Requirements, Computation for Determination of PAB Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2020 **Schedule II**

Exemption Under Section (k)(1) has been Claimed

The Company is not required to file the above schedule as it claims an exemption from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1), as customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Directors
Investment Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Investment Distributors, Inc. (the Company) for the year ended December 31, 2020, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2020 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020 and in the related schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Birmingham, Alabama
March 1, 2021

INVESTMENT DISTRIBUTORS, INC.

Schedule of Form SIPC-3 Revenues

For the Year Ended December 31, 2020

		Amount
Business activities through which revenue was earned:		
Insurance commissions and fees	$	82,770,940
Money market interest income		6,708
Distribution fees		435,000
Total Revenues	$	83,212,648

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investment Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Investment Distributors, Inc.'s Exemption Report (the Exemption Report), in which (1) Investment Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Birmingham, Alabama
March 1, 2021

Investment Distributors, Inc.
2801 Highway 280 South
Birmingham, AL 35223
Phone: 205-268-5559

Investment Distributors, Inc.'s Exemption Report

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1).
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the year ended December 31, 2020 without exception.

I, Rayburn E. Tennent, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rayburn E. Tennent Jr. 3/1/21
Signature Date

Financial Operations Principal
Title